UNDISCOVERED MANAGERS FUNDS

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

December 29, 2009

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Undiscovered Managers Funds (“Trust”);

File Nos. 333-37711; 811-08437 – Post-Effective Amendment No. 31)

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on December 9, 2009 to the Trust’s Post-Effective Amendment No. 30 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 31 to the Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below. We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective of December 31, 2009.

Fees and Expenses Class A, Class B and Class C Shares of the Fund

1.	Comment: Please change the heading to read “Fees and Expenses.”

Response: The revision will be made.

2.	Comment: Please revise the first sentence so that “tables describe” is changed to “table describes.”

Response: We believe that the current wording is more accurate because two tables are included.

Shareholder Fees Tables

3.	Comment: Please replace “When You Buy Shares” with “Imposed on Purchases.”

Response: The revision will be made.

4.	Comment: Please delete the following footnotes from the Shareholder Fees table:

* Except for purchases of $1 million or more. Please see “Sales Charges — Class A Shares” on page 20 of the prospectus.

** For Class B Shares purchased prior to 2/19/05, the deferred sales charge is based on the redemption proceeds or original cost of the shares, whichever is less.

Response: The revisions will be made.

Annual Fund Operating Expense Tables

5.

Comment: Please confirm that the expense limitation agreement footnote complies with the requirements of Form N-1A (the “Form”). Explain why the footnote should not disclose that the Board approves new expense limitation agreements.

Response: The Trust confirms that the footnote complies with the requirements of the Form. The footnote does not disclose that the Board approves new expense limitations agreements because the service providers decide whether or not to continue the expense caps, and as a result, our process does not require the Board to approve new expense limitation agreements.

Example Table

6.	Comment: Please replace “are equal to the net expenses shown in the fee table through 12/31/10 and total annual fund operating expenses thereafter.” with “remain the same.”

Response: We believe that the current disclosure is accurate and consistent with the requirements of Item 3, Instruction 4(a) of the Form. We are concerned that shareholders might assume net expenses apply for all 10 years.

Main Investment Strategies

7.	Comment: Please define the small and mid capitalization universes for the Behavioral Growth and Behavioral Value Funds.

Response: The revisions will be made.

8.	Comment: Please clarify how the adviser determines which securities to buy and sell.

Response: We believe that the current description of the adviser’s investment process meets the requirements of the Form and provides investors with an appropriate description of the adviser’s use of behavioral economic theory in its decisions to buy and sell securities.

9.	Comment: Please clarify the Realty Income Fund’s 80% investment policy.

Response: The description of the Realty Income Fund’s 80% investment policy contained a scrivener’s error. The corrected description makes clear that at least 80% of the Fund’s net assets will be invested in real estate investment trusts (REITs).

10.	Comment: Please describe how the adviser determines what to buy and sell for the Realty Income Fund.

Response: We believe that the disclosure of the adviser’s investment process provides investors with a clear description of how the adviser constructs the Fund’s portfolio. In particular, we note in the disclosure that in deciding which companies to select, the adviser “continuously screens the target universe of investments” for companies that exhibit certain characteristics. Companies that exhibit those characteristics are selected for investment, while companies that do not exhibit those characteristics are not selected for investment.

Main Investment Risks

11.	Comment: Please replace “You could lose money if you sell when the Fund’s share price is lower than when you invested.” with “You could lose money investing in the Fund.”

Response: The revisions will be made.

12.	Comment: Real Estate Securities Risk – Please summarize the risks of direct investments in real estate and mortgages.

Response: The disclosure has been updated to include a summary of the risks of direct investments in real estate and mortgages.

Past Performance

13.	Comment: Please delete the sentence explaining that a Lipper Index includes mutual fund expenses.

Response: We respectfully disagree with the proposed comment. Instruction 2(b) to Item 4(b)(2) requires a Fund to disclose information about supplemental benchmarks, and specifically indicates by way of example how the Fund’s performance compares with the returns of an index. Whether or not mutual fund expenses are included is an important factor in any performance comparison, and so absent such disclosure, we are concerned that the performance comparison would be inaccurate and that shareholders might assume that the Lipper Index is calculated in the same way as broad-based securities indexes.

14.	Comment: Please move a description of the past change in adviser out of the summary portion of the Prospectus.

Response: The revisions will be made.

15.

Comment: Please confirm that the Funds will include a sentence in the introductory paragraph explaining that the bar chart performance does not reflect the impact of sales charges if the class shown has a sales charge.

Response: The Funds confirm that the disclosure will be included where applicable.

16.	Comment: Please delete “with maximum sales charge” from the Average Annual Total Returns table.

Response: The revisions will be made.

17.

Comment: Please replace “The after-tax returns are shown for only the Class A Shares, and not the other classes shown, and after-tax returns for these other classes will vary.” with “The after-tax returns are shown for only the Class A Shares and after-tax returns for these other classes will vary.”

Response: The revisions will be made.

Portfolio Management

18.	Comment: Please delete “Portfolio” from the heading “Portfolio Management”

Response: The revision will be made.

More about the Funds

19.	Comment: In this section, disclose which strategies are principal investments for each particular Fund.

Response: We believe that our existing disclosure complies with this request. The Fund summaries indicate what strategies are the “main,” or principal, strategies of each Fund. The “More about the Funds” section indicates what additional strategies may be used by the Funds in satisfying their investment objectives. To clarify which strategies apply to which Funds, we will add an explanation saying that the main strategies for each Fund are disclosed in its summary.

20.	Comment: Please include disclosure that indicates how shareholders will be notified of any changes to a Fund’s fundamental investment objectives.

Response: We do not believe that the Form requires the requested disclosure. We intend to provide shareholders with reasonable notice of a change to a Fund’s fundamental investment objective.

How to do Business – How much do shares cost

21.	Comment: Please add a description of the impact of fair value pricing.

Response: We believe that the following disclosure, currently included in the Funds’ Prospectus, appropriately identifies the impact of fair value pricing, “If market quotations are not readily available or if available market quotations are determined not to be reliable or if a security’s value has been materially affected by events occurring after the close of trading on the exchange or market on which the security is principally traded (for example, a natural disaster affecting an entire country or region, or an event that affects an individual company), but before a Fund’s NAV is calculated, that security may be valued at its fair value in accordance with policies and procedures adopted by the J.P. Morgan Funds’ Boards. A security’s valuation may differ depending on the method used for determining value.”

Redeeming Fund Shares

22.	Comment: Please explain why a redemption order can not be submitted during the five days before the check/ACH clears?

Response: If a redemption order is submitted before the five day period, it will be rejected and a shareholder will be informed of this decision. The shareholder will also be told when the funds will be available to meet the redemption order.

23.	Comment: Please explain what “in good order” means in the following sentence, “A redemption order must be in good order and supported by all appropriate documentation and information in proper form.”

Response: The meaning of “in good order” is detailed later in the same sentence so the phrase will be deleted from the disclosure.

In connection with your review of the Fund’s Post-Effective Amendment No. 31 filed by the Trust on October 29, 2009, the undersigned hereby acknowledges on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

- the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary